Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this prospectus reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this prospectus, as amended. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we and conduct our business in China through our subsidiaries. We currently have two business lines, one is the functional skincare, operated by Chunshang Xiamen and its subsidiary; another is the Training services, operated by Chunshang Xiamen and its subsidiary. For the six months ended June 30, 2024, the online and mobile commerce business generated 100.00% of our total revenue. For the six months ended June 30, 2025, the functional skincare business generated 94.6% of our total revenue, and the training service income generated 5.4% of our total revenue.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations. The key measures that we use to evaluate the performance of our business are set forth below:

(i)	Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

(ii)	Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight and other miscellaneous expenses. Cost of goods sold generally changes as we incur higher or lower costs from suppliers and as the customer and product mix changes.

(iii)	Selling, Marketing, General and Administrative Expenses

Selling, marketing, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Key Factors Affecting Our Results of Operation

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to grow our brand

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value, commitment to quality products.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Operating Results

For The Six Months Ended June 30, 2025, and 2024

The following table summarizes the results of our operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For The Six Months ended		For The Six Months ended
	June 30,		June 30,		Variance
	2025	% of revenue	2024	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$2,344,583	94.6%	$86,159	100%	$2,258,424	2621%
Net Service Revenue	133,269	5.4%	-	-	133,269	100%
Total Net Revenues	2,477,852	100%	86,159	100%	2,391,693	2776%
COST OF REVENUES	2,160,129	87%	42,089	49%	2,118,040	5032%
GROSS PROFIT	317,723	13%	44,070	51%	273,653	621%
OPERATING EXPENSES
Sales and Marketing Expenses	802,380	32%	63,992	74%	738,388	1154%
General and Administrative Expenses	890,685	36%	707,883	822%	182,802	26%
Research and Development Expenses	-	-%	688	1%	(688)	(100)%
Total Operating Expenses	1,693,065	68%	772,563	897%	920,502	119%
LOSS FROM OPERATIONS	(1,375,342)	(56)%	(728,493)	(846)%	(646,849)	89%
Assets impairment loss	(2,240)	(0.1)%	-	-	(2,240)	100%
Loss on disposal of subsidiary	(8,241)	(0.3)%	-	-	(8,241)	100%
Other income (expense), net	24,306	1%	11,314	13%	12,992	115%
LOSS BEFORE INCOME TAX	(1,361,517)	(55)%	(717,179)	(832)%	(644,338)	90%
Income tax benefits (expenses)	499	0%	371,568	431%	371,069	(100)%
NET LOSS	(1,361,018)	(55)%	(345,611)	(401)%	(1,015,407)	294%
Less: net loss attributable to non-controlling interest	-	-%	(9,710)	(11)%	9,710	(100)%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(1,361,018)	(55)%	(335,901)	(390)%	(1,025,117)	305%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	407,539	16%	43,111	50%	364,428	845%
COMPREHENSIVE LOSS	$(953,479)	(38)%	$(302,500)	(351)%	$(650,979)	215%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and service revenue. Product revenue was derived mainly from sales of our products to customers in China via our Website.

Net revenue increased by US$2.39 million from US$0.09 million in the first half fiscal year of 2024 to US$2.48 million in the first half fiscal year of 2025, which was mainly due to the sales of functional skincare product by Xiamen Chunshang Health Technology Co., Ltd. (“Chunshang Xiamen”).

The following table sets forth the breakdown of our net revenue for the six months ended June 30, 2025 and 2024.

For the six months ended June 30, 2025

	Net	% of Total	Sales	Average
Product and Service category	revenue	revenue	quantities	selling price

Functional skincare products	$2,344,583	94.6%	2,102,547	$1.12
Training services	$133,269	5.4%	n/a	$ n/a
Total	$2,477,852	100%	9,062

For the six months ended June 30, 2024

	Net	% of Total	Sales	Average
Product category	revenue	revenue	quantities	selling price

Grains, oil, and spices	$13,036	15.1%	3,436	$3.79
Beverages, alcohol and tea	$23,245	27.0%	1,346	$17.27
Meat, poultry and eggs	$6,343	7.3%	1,409	$4.50
Other food	$35,607	41.3%	703	$50.65
Fresh fruits and vegetables	$6,864	8.0%	1,975	$3.48
Groceries	$824	1.0%	103	$8.00
Dried seafood	$240	0.3%	90	$2.67
Total	$86,159	100%	9,062

We had seven major product categories in online sales: (1) grains, oil, and spices (2) fresh fruits and vegetables (3) meat, poultry and eggs, (4) dried seafood, (5) beverages, alcohol and tea, (6) other food, (7) groceries. Beverages, alcohol and tea in 2024. And one major product category functional skincare products in 2025.In connection with the Company’s business strategy the transition to focus on the functional skincare business, in the first half of 2025, the main sales products are functional skincare products, accounting for 94.6% of the total revenue.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit increased in the six months ended June 30, 2025. Cost of revenue, including tax surcharges, was $2.16 million for the six months ended June 30, 2025, an increase of $2.12 million, or 5032% from $0.04 million for the six months ended June 30, 2024. Gross profit was $0.32 million for the six months ended June 30, 2025, an increase of $0.27 million, or 621%, from $0.04 million for the six months ended June 30, 2024. The increase was mainly due to that in the six months ended June 30, 2025, the Company’s new business of functional skincare was vigorously developed, and in the six months ended June 30,2024, the original businesses had already come to a standstill. This led to a significant increase in the Company’s performance in the six months ended June 30, 2025 compared to the six months ended June 30,2024

Sales and Marketing Expenses

Sales and marketing expenses were $0.8 million for six months ended June 30, 2025, representing an increase of $0.74 million, or 1154%, from $0.06 million for six months ended June 30, 2024. The main reason for the increase is the Company’s transition and entry into the business of the sales of functional skincare products in the first half of 2025, resulting in increased promotion and sales personnel expenses.

General and Administrative Expenses

General and administrative expenses were $0.89 million for the six months ended June 30, 2025, an increase of $0.18 million, or 26%, from $0.71 million for the six months ended June 30, 2024. The main two reasons for the increase are i) the Company has reorganized its product and operations departments and recruited talents; 2) the amortization of newly acquired intangible assets by the company has increased.

Research and Development Expenses

Research and development expense was by $0 for the six months ended June 30, 2025. The main expenditure of research and development expenses has ceased in the first half of 2024, and we will have new research and development directions for the new product in the second half of 2025.

Other Income, net

Other income, net consists primarily of non-operating income and interest income or expenses. Other income was $24,306 for the six months ended June 30, 2025, and was $11,314 for the six months ended June 30, 2024. The increase in other income was due to the decrease in interest expense of convertible notes.

Income tax benefits (expenses)

Our income tax benefits were $499 for the six months ended June 30, 2025 and the income tax expenses was $371,568 for the six months ended June 30, 2024. The decrease is primarily due to the company’s tax refund amount for the six months ended June 30, 2025 has been reduced

Other comprehensive income

Foreign currency translation adjustments amounted to $407,539 and $43,111 for the six months ended June 30, 2025 and 2024, respectively. The balance sheet amounts, with the exception of equity, on June 30, 2025 were translated at 1.00 RMB to $0.1396 as compared to 1.00 RMB to $0.1376 on December 31, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2025 and 2024 were 1.00 RMB to $0.1379 and 1.00 RMB to $0.1386, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

We had cash of $33,341,081 and $43,396,977 as of June 30, 2025 and December 31, 2024, respectively. Net loss was $1.4 million and $0.3 million for six months ended June 30, 2025 and 2024. The Company had working capital of $43.2 million and $60.3 million as of June 30, 2025 and December 31, 2024, respectively. We have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support us on an as-needed basis. For the six months ended June 30, 2025, major shareholders have contributed approximately $0 to us.

Cash flows for the six months ended June 30, 2025 and 2024

The following table sets forth cash flow data for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
Net cash provided by (used in) operating activities	$6,727,940	$(12,853,862)
Net cash used in investing activities	(15,899,767)	-
Net cash provided by (used in) financing activities	(1,291,608)	27,665
Effect of changes of foreign exchange rate on cash	407,539	(141,762)
Net decrease in cash, cash equivalents and restricted cash	$(10,055,896)	$(12,967,959)

Operating Activities

Net cash used in operating activities was approximately $6.7 million for the six months ended June 30, 2025. Net cash used in operating activities for the six months ended June 30, 2025 mainly consisted of net loss of $1.4 million, adjustments of $0.6 million non-cash items, an increase of $0.7 million in accounts receivable, a decrease of $0.3 million in other current assets, a decrease of $6.9 million in advances to suppliers, an increase of $0.7 million in accounts payable and an increase of $0.1 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $12.9 million for the six months ended June 30, 2024. Net cash used in operating activities for the six months ended June 30, 2024 mainly consisted of net loss of $0.3 million, adjustments of $0.06 million non-cash items, a decrease of $0.9 million in accounts receivable, an increase of $0.3 million in other current assets, an increase of $13.1 million in advances to suppliers, a decrease of $0.8 million in accounts payable and an increase of $1.0 million in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities was $15.9 million for the six months ended June 30, 2025, which was mainly investment in purchasing of intangible assets of $15.9 million.

Net cash used in investing activities was nil for the six months ended June 30, 2024.

Financing Activities

Net cash used in financing activities was $1.3 million for the six months ended June 30, 2025, which consisted of repayment of related party loans of $1.3 million.

Net cash provided by financing activities was $27,665 for the six months ended June 30, 2024, which consisted of repayment of bank loans of $0.2 million and proceed from related parties loans of $0.2 million.

Capital Expenditures

We had capital expenditures of nil and nil for the six months ended June 30, 2025 and 2024, respectively.

Contractual Obligations and Commitments

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the Company’s material contractual obligations as of:

	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
Lease liabilities	$195,812	$70,552	$68,410	$56,849	-

Trend Information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates.

We prepare our unaudited consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Consolidation of former variable interest entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong was deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen, the former VIE, because it had both of the following characteristics prior to the Termination:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Prior to the Termination, pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen paid service fees equal to all of its net profit after tax payments to Guo Gang Tong. Such contractual arrangements were designed so that Meiwu Shenzhen operated for the benefit of Guo Gang Tong and ultimately, the Company.

Accordingly, the accounts of the Meiwu Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Use of estimates

In preparing the unaudited consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment; allowance for doubtful accounts and advances to suppliers; assumptions related to the consolidation of entities in which the Company holds variable interests; the valuation of inventories; the useful lives and implicit interest rate of finance leases, and the realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The majority of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

Sales offline

The Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products, health products and service. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursement from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Service revenue

The Company providing training services to customers: The Company generates revenue from providing training services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

Inventory, net

Inventories consist of finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2025and 2024 The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2025and December 31, 2024 All tax returns since the Company’s inception are subject to examination by tax authorities.